NOTIFICATION OF THE REMOVAL FROM LISTING AND
REGISTRATION OF THE STATED SECURITIES

The American Stock Exchange LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on November 15, 2010, pursuant to the provisions of Rule 12d2-2 (a) 17CFR240.12d2-2(a)(2)

The removal of UBS AG, Partial Principal Protected
Notes due November 5, 2010 (Linked to the performance of the S&P 500 Index), is being effected because the Exchange knows or is reliably informed that the entire class of this security was redeemed or paid at maturity or retirement on November 5, 2010.

The security was suspended by the
Exchange on November 5, 2010.